UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FEBRUARY 25, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Diversinet Corp. Announces Fiscal 2007 Annual Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: FEBRUARY 25, 2008

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp. Announces Fiscal 2007 Annual Results

Company Delivers MobiSecure Wallet and Vault,

Increases Revenues by 172% Through New Customer Wins

TORONTO, CANADA, February 25, 2008 -- Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data application and security infrastructure products and services, today announced its fiscal 2007 results.

For the year ended December 31, 2007, Diversinet reported revenue of $4,537,000 compared to revenue of $1,667,000, for the year ended December 31, 2006.  The company reported a net loss of $3,433,000 or $(0.09) per share for the year ended December 31, 2007, compared to a net loss of $3,451,000 or $(0.12) per share for the year ended December 31, 2006.  Included in the December 31, 2007 net loss are non-cash items of $1,543,000 in stock-based compensation expense, depreciation and amortization of $120,000, and $887,000 relating to one time severance costs and legal costs relating to the settlement of a lawsuit, totaling $2,550,000 or 74% percent of the net loss.

The company recorded revenues of $1,352,000 in the three months ended December 31, 2007, compared to $286,000, in the same period in the prior year.  The net loss for the three months ended December 31, 2007 was $1,326,000, compared to a net loss for the same quarter in fiscal 2006 of $1,050,000.  Included in the three months ended December 31, 2007 net loss are non-cash items of $794,000 in stock-based compensation expense, $33,000 for depreciation and amortization, totaling $827,000 or 62% percent of the net loss.

The company had $8,394,000 in cash as of December 31, 2007.  Cash used in operations during the three months ended December 31, 2007 amounted to $620,000 (and includes the one-time litigation settlement payment of $625,000) compared to cash provided of $348,000 for the fourth quarter of 2006.

“During 2007 Diversinet completed the development and commercial delivery of the MobiSecure Wallet and Vault and Strong Authentication product suite.  For 2008 we will continue our focus on sales and product development and expect to see new customer wins resulting from our expanded global sales efforts” said Albert Wahbe, Diversinet’s CEO.

We expect customer launches of our Wallet and Vault products licensed in 2007 by the end of the second quarter of 2008.  As a result of the long sales cycle for our products, we anticipate that our quarterly operating results will vary substantially for the foreseeable future and that 2008 revenues will be concentrated in the latter part of the fiscal year and may not exceed 2007 revenues.

Outlined below are the key milestones the company achieved during 2007:

•

In January 2007 Diversinet introduced MobiSecure™ Wallet and Vault, new solutions that give users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical, privileged data.  Offering both convenience and security, the new MobiSecure products give banks and other financial institutions, insurance companies, and health care providers a unique and easy-to-use solution they can use to provide individuals with fast, convenient and secure access to new applications and services via mobile phone, PDA or PC browser.

•

In April 2007 Chairman Albert Wahbe was named the new CEO of Diversinet.  Mr. Wahbe brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.  His primary objective is to turn the company from a product development organization into a sales and marketing driven company.  Additionally, the Board appointed Philippe Tardif, an experienced securities and capital markets lawyer and Greg Milavsky, a seasoned investment banker and private equity executive, to the board completing a makeover of the board that began when Mr. Wahbe became Chairman and Diversinet’s largest shareholder in June 2006.

•

In May 2007 Diversinet entered into a three year license and VAR agreement to provide its MobiSecure Wallet and Vault mobile secure access solution to Intersections, a leading provider of identity theft protection and credit management solutions for consumers.  With over 5 million customers, this relationship will allow Intersections to offer users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical, privileged data.  Diversinet’s MobiSecure Wallet and Vault will provide Intersections with a mobile and desktop security platform it can use to extend its core offering to a broad user base.

•

In August 2007 Diversinet entered into a license and revenue share agreement to provide its MobiSecure Wallet and Vault mobile secure access solution to AllOne Health Group, to cross license certain software and share revenues from the sales of the combined software.  Under the three year agreement, Diversinet will receive $2 million annually as a minimum commitment from AllOne.  Diversinet and AllOne will initially focus on potential sales from the Blue Cross Blue Shield Association licensees and other customers looking to mobilize personal health records in the United States.

•

In August 2007 Diversinet completed a private placement of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000 to Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania (“BCNEPA”).  William Reed, executive vice president of BCNEPA has joined the Diversinet Board of Directors.

About Diversinet (OTCBB: DVNTF)

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective solutions to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

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The Private Securities Litigation Reform Act of 1995and Canadian securities laws provide a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward looking information is based on the following material factors and assumptions: that the products licensed in 2007 will be launched by our customers to their end users in the second quarter of 2008 and that we will be successful in licensing on products to new customers in 2008.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. Such risks include the risk that our customers may not be able to launch and make available their product offering containing our products in the anticipated timeframes; the risk that we may not be able to license our product to new customers for a period of time.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

Diversinet Contact:

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2007	2006
Assets
Current assets:
Cash and cash equivalents	$ 8,394,286	$ 5,146,315
Accounts receivable	122,687	154,109
Prepaid expenses	63,105	141,081
Total current assets	8,580,078	5,441,505

Capital assets, net	379,993	388,723
Total assets	$ 8,960,071	$ 5,830,228

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 249,502	$ 172,291
Accrued liabilities	731,461	633,661
Deferred revenue	130,961	938,550
Total current liabilities	1,111,924	1,744,502

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
43,167,783 (33,413,005 – 2006)
common shares	65,370,707	58,414,036
Contributed surplus	5,621,383	3,646,283
Share purchase warrants	1,555,453	3,291,832
Deficit	(63,178,675)	(59,745,704)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	7,848,147	4,085,726

Commitments and contingencies

Total liabilities and shareholders’ equity	$ 8,960,071	$ 5,830,228

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Year ended December 31	2007	2006	2005
Revenue	$ 4,536,983	$ 1,666,965	$ 1,101,104
Cost of sales	239,878	1,041,096	562,987
Gross margin	4,297,105	625,869	538,117

Expenses:
Research and development	2,265,755	831,925	1,241,599
Sales and marketing	1,780,991	700,870	1,289,940
General and administrative	3,738,545	2,484,556	2,301,032
Depreciation and amortization	119,647	159,048	539,770
Goodwill impairment charge	-	-	1,894,690
Customer asset impairment charge	-	-	330,768
	7,904,938	4,176,399	7,597,799

Loss before the following	(3,607,833)	(3,550,530)	(7,059,682)

Foreign exchange loss	71,106	18,291	10,586
Interest income and other income	(245,968)	(118,104)	(31,632)

Loss from continuing operations	(3,432,971)	(3,450,717)	(7,038,636)
Loss from discontinued operations	-	-	(70,860)

Loss for the year and comprehensive loss	(3,432,971)	(3,450,717)	(7,109,496)

Deficit, beginning of year	(59,745,704)	(56,294,987)	(49,185,491)
Deficit, end of year	$(63,178,675)	$(59,745,704)	$(56,294,987)

Basic and diluted loss per share from continuing operations	$ (0.09)	$ (0.12)	$ (0.34)
Basic and diluted loss per share	$ (0.09)	$ (0.12)	$ (0.35)

Weighted average number of common shares	36,872,086	28,740,174	20,578,427

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2007	2006	2005

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (3,432,971)	$ (3,450,717)	$ (7,038,636)
Items not involving cash:
Depreciation and amortization	119,647	159,048	539,770
Goodwill impairment charge	–	–	1,894,690
Customer asset impairment charge	–	–	330,768
Stock-based compensation expense	1,542,743	906,444	986,257
	(1,770,581)	(2,385,225)	(3,287,151)
Change in non-cash operating working capital:
Accounts receivable	31,422	(86,804)	258,634
Prepaid expenses	77,976	(23,836)	70,408
Accounts payable	77,211	19,191	6,016
Accrued liabilities	190,900	406,982	(252,102)
Deferred revenue	(807,589)	859,550	(86,343)
Cash used in continuing operations	(2,200,661)	(1,210,142)	(3,290,538)
Cash provided by discontinued operations	–	–	(92,042)
Cash used in operations	(2,200,661)	(1,210,142)	(3,382,580)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	5,559,548	5,075,656	1,842,183
Notes payable	–	–	(4,611)
Proceeds from sale of discontinued operations	–	–	250,000
Cash provided by financing activities	5,559,548	5,075,656	2,087,572

Investing activities:
Proceeds of disposition of short-term investments	–	–	2,000,000
Capital assets additions	(110,917)	(74,761)	(72,928)
Cash provided by (used in) investing activities	(110,917)	(74,761)	1,927,072

Increase in cash and cash equivalents	3,247,970	3,790,753	632,064

Cash and cash equivalents, beginning of year	5,146,315	1,355,562	723,498

Cash and cash equivalents, end of year	$ 8,394,286	$ 5,146,315	$ 1,355,562

Supplemental cash flow information:
Interest received	245,968	118,104	31,632

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees	516,409	84,543	–
Issuance of shares for public relations services	61,545	–	–

Cash and cash equivalents is comprised of :
Cash	857,609	674,421	235,391
Cash equivalents	7,536,677	4,471,894	1,120,171
	$ 8,394,286	$ 5,146,315	$ 1,355,562